UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2023

Commission file number: 001-36288

AKARI THERAPEUTICS, PLC

(Translation of registrant’s name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Akari Therapeutics, Plc, (the “Company”), has been made aware that, on March 10, 2023, the California Department of Financial Protection and Innovation closed Silicon Valley Bank, Santa Clara, California (“SVB”) and appointed the Federal Deposit Insurance Corporation as receiver of the bank.

The Company does not hold any deposits or securities at SVB and has no accounts at SVB.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name: Title:	Rachelle Jacques President and Chief Executive Officer

Date: March 13, 2023